Exhibit 21.1

Subsidiaries of Frequency Therapeutics, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Frequency Therapeutics Pty Ltd	Australia
Frequency Therapeutics Securities Corporation	Massachusetts